UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 30, 2014

ENTERPRISE PRODUCTS PARTNERS L.P.

(Exact name of registrant as specified in its charter)

Delaware	1-14323	76-0568219
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1100 Louisiana Street, 10th Floor, Houston, Texas	77002
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (713) 381-6500

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

364-Day Revolving Credit Agreement

On September 30, 2014, Enterprise Products Operating LLC, a Texas limited liability company (“EPO”) and the operating subsidiary of Enterprise Products Partners L.P. (“Enterprise” or the “Partnership”), entered into a 364-Day Revolving Credit Agreement among EPO, as Borrower, the Lenders party thereto, Citibank, N.A, as Administrative Agent, certain financial institutions from time to time named therein, as Co-Documentation Agents and Citibank, N.A. as Sole Lead Arranger and Sole Book Runner (the “364-Day Credit Agreement”). Under the terms of the 364-Day Credit Agreement, EPO may borrow up to $1.5 billion (which may be increased by up to $200 million to $1.7 billion at EPO’s election, provided certain conditions are met) at a variable interest rate for a term of 364 days, subject to the terms and conditions set forth therein.

EPO’s obligations under the 364-Day Credit Agreement are not secured by any collateral; however, they are guaranteed by the Partnership pursuant to a Guaranty Agreement (the “Guaranty Agreement”). Amounts borrowed under the 364-Day Credit Agreement mature on September 29, 2015, although EPO may, between 15 and 60 days prior to the maturity date, elect to have the entire principal balance then outstanding continued as non-revolving term loans for a period of one additional year, payable on September 29, 2016.

In addition to interest payments on outstanding borrowings, on a quarterly basis, EPO will pay a facility fee on each lender’s commitment irrespective of commitment usage. The facility fee amount and the applicable rate spread for both Eurodollar loans and alternate base rate loans will vary based on EPO’s senior debt credit rating.

The 364-Day Credit Agreement contains customary representation, warranties, covenants (affirmative and negative) and events of default, the occurrence of which would permit the lenders to accelerate the maturity date of amounts borrowed under the agreement. The 364-Day Credit Agreement also restricts EPO’s ability to pay cash distributions to the Partnership if an event of default (as defined in the 364-Day Credit Agreement) has occurred and is continuing at the time such distribution is scheduled to be paid or would result therefrom.

The descriptions of the 364-Day Credit Agreement and the Guaranty Agreement in this Item 1.01 are qualified in their entirety by reference to the full text of the 364-Day Credit Agreement and the Guaranty Agreement, which are filed as Exhibits 10.1 and 10.2 hereto, respectively, and incorporated herein by reference.

Proceeds from borrowings under the 364-Day Credit Agreement will be used in part to fund the GP Purchase, as defined below.

GP Purchase Agreement

On October 1, 2014, the Partnership entered into a Contribution and Purchase Agreement (the “Purchase Agreement”) with Oiltanking Holding Americas, Inc. (“OTA”) and Oiltanking Holdco, LLC, and consummated the transactions under the Purchase Agreement. Pursuant to the Purchase Agreement, effective on October 1, 2014, Enterprise acquired the following:

(i) 15,899,802 common units and 38,899,802 subordinated units representing limited partner interests of Oiltanking Partners, L.P. (“Oiltanking”), which collectively represent approximately 66 percent of the outstanding limited partner interests of Oiltanking; and

(ii) all of the outstanding membership interests (the “Oiltanking GP Equity”) in OTLP GP, LLC, the general partner of Oiltanking. (“Oiltanking GP”).

Oiltanking GP holds all of the incentive distribution rights of Oiltanking and a 2.0 percent general partner interest in Oiltanking). Collectively, the purchase of the limited partner interests in Oiltanking and the Oiltanking GP Equity pursuant to the Purchase Agreement is referred to herein as the “GP Purchase.”

The consideration paid by Enterprise for the GP Purchase was approximately $4.4 billion, which consisted of $2.21 billion in cash and 54,807,352 common units representing limited partner interests in the Partnership (such Enterprise common units, the “Unit Consideration”).

The Purchase Agreement includes customary representations, warranties, covenants and indemnities. The closing of the GP Purchase has been consummated and is not conditioned upon the consummation of the Proposed Merger (as defined below).

Pursuant to the Purchase Agreement, the sole member of Enterprise’s general partner appointed F. Christian Flach (the “M&B Designee”) as a member of the board of directors of Enterprise’s general partner (the “Enterprise Board”) on October 1, 2014. In addition, Enterprise has agreed that Marquard & Bahls AG (“M&B”), the indirect parent of OTA, will be entitled to maintain the M&B designee as a member of the Enterprise Board as long as M&B and its affiliates continue to own at least 27,403,676 Enterprise common units issued by Enterprise pursuant to the Purchase Agreement or the Liquidity Option Agreement (described below). In the event the M&B Designee ceases to serve as a member of the Enterprise Board, M&B has the right to designate a replacement person reasonably acceptable to the Enterprise Board. Please see Item 5.02 below regarding the M&B Designee.

Immediately after the closing of the GP Purchase, Enterprise contributed all of the Oiltanking Partnership interests and the Oiltanking GP Equity to its wholly owned subsidiary Enterprise Products Operating LLC (“EPO”). As a result, EPO is the sole member of Oiltanking GP and the owner of Oiltanking common units and subordinated units acquired in the GP Purchase.

Pursuant to the Purchase Agreement, on October 1, 2014, EPO also acquired from an affiliate of M&B approximately $228 million of outstanding loans (including principal and accrued and unpaid interest) to Oiltanking and its subsidiaries. As a result, EPO is now the lender under these loan agreements, including a $150 million credit agreement to Oiltanking with an outstanding principal balance of $37 million as of October 1, 2014.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, a copy of which is attached as Exhibit 2.1 to this Current Report on Form 8-K and incorporated into this Item 1.01 by reference.

Liquidity Option Agreement

In connection with the GP Purchase, on October 1, 2014, Enterprise entered into a Liquidity Option Agreement (the “Liquidity Option Agreement”) with M&B. Pursuant to the Liquidity Option Agreement, Enterprise granted M&B the option (the “Liquidity Option”) to sell to Enterprise 100% of the issued and outstanding capital stock of OTA (the “Option Securities”). The Liquidity Option may be exercised at any time within a 90-day period commencing on February 1, 2020 (which is the 64-month anniversary of the closing of the Purchase Agreement).

Pursuant to the Liquidity Option Agreement, the aggregate consideration to be paid by Enterprise for the Option Securities pursuant to the Liquidity Option would equal to 100% of the then-current fair market value of the OTA-owned Enterprise common units at the closing of the transactions contemplated under the Liquidity Option Agreement. The fair market value would be determined by multiplying the number of Enterprise common units owned by OTA at the time of exercise by the volume-weighted sales price per unit of Enterprise common units as reported by the New York Stock Exchange (or other national securities exchange, as applicable) for the ten (10) consecutive trading days preceding the exercise. Enterprise may pay this consideration in all cash, all Enterprise common units, or in any mix of cash or units, as determined solely by Enterprise.

If a defined “Trigger Event” occurs, the Liquidity Option may be exercised earlier within a 135-day period following notice of such event. Pursuant to the Liquidity Option Agreement, a “Trigger Event” means:

(i) any transaction, event, circumstance, condition or state of facts by which the Enterprise common units (or any other reference security) cease to be “regularly traded” within the meaning of Section 897 of the U.S. Internal Revenue Code (the “Code”) and the Treasury Regulations thereunder;

(ii) any transaction, event, circumstance, condition or state of facts by which OTA becomes the owner, for purposes of Section 897 of the Code, of Enterprise common units (or any other reference security) representing more than 5% of all outstanding Enterprise common units (or such reference securities) other than as a result solely of the acquisition of Enterprise common units or other reference securities by OTA, M&B or any affiliate after the date of the Liquidity Option Agreement; or

(iii) any “Enterprise Tax Event” as defined in the agreement, which includes certain events in which OTA would recognize taxable gain on the Enterprise common units owned by OTA.

The aggregate consideration to be paid by Enterprise for the Option Securities in connection with a Trigger Event exercise will be payable solely in cash, determined in the same manner as the price otherwise payable upon the exercise of the Liquidity Option.

The Liquidity Option Agreement contains indemnification by M&B for certain specified liabilities of OTA following the closing of any exercise of the Liquidity Option, and certain conditions to closing.

The foregoing description of the Liquidity Option Agreement does not purport to be complete and is qualified in its entirety by reference to the Liquidity Option Agreement, a copy of which is attached as Exhibit 10.3 to this Current Report on Form 8-K and incorporated into this Item 1.01 by reference.

Registration Rights Agreement

In connection with the GP Purchase, on October 1, 2014, Enterprise entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with OTA. Pursuant to the Registration Rights Agreement, Enterprise granted OTA registration rights with respect to the Enterprise common units issued as consideration. Pursuant to the Registration Rights Agreement, at any time from and after the earlier of (x) 90 days from October 1, 2014 and (y) the execution by Enterprise or any of its affiliates of a definitive agreement between Enterprise or any affiliate of Enterprise and Oiltanking to acquire, through merger or otherwise, all or substantially all of the Oiltanking common units not owned by Enterprise or its affiliates, any holder or holders of then-outstanding registrable securities under the Registration Rights Agreement may request, by written notice to Enterprise (i) that Enterprise prepare and file a registration statement under the Securities Act to permit the public resale of its registrable securities either (A) in a specified underwritten offering or (B) from time to time under a shelf registration statement as permitted by Rule 415 under the Securities or (ii) in the event that a shelf registration statement covering such holder’s or holders’ registrable securities is already effective, that Enterprise engage in an underwritten offering in respect of such registrable securities. Enterprise’s obligation to effect such registration statements and offerings is limited to five (5) registration statements and underwritten offerings.

Pursuant to the Registration Rights Agreement, any registrable security will cease to be a registrable security upon the earlier to occur of the following: (i) a registration statement covering such registrable security has been declared effective by the Commission and such registrable security has been sold or disposed of pursuant to such effective registration statement; (ii) such registrable security has been disposed of pursuant to any section of Rule 144 under the Securities Act (or any similar provision then in force under the Securities Act), other than in a certain transactions; (iii) such registrable security is held by Enterprise or one of its subsidiaries; or (iv) such registrable security becomes eligible for sale pursuant to Rule 144(b)(1)(i) without limitation under any other of the requirements of Rule 144 under the Securities Act (or any similar provision then in force under the Securities Act). Notwithstanding the foregoing, in the event that any holder shall have requested an underwritten offering prior to the date (the “Rule 144 Fall-Away Date”) on which such registrable securities would otherwise cease to be registrable securities as a result of clause (iv) above, such registrable securities shall continue to be registrable securities for a period of 120 days following the Rule 144 Fall-Away Date, subject to extension for any period during which Enterprise exercises any delay rights. In addition, any Enterprise common units held by OTA or its affiliates shall be deemed registrable securities for all purposes hereunder so long as a designee of M&B serves as a member of the board of directors of Enterprise’s general partner (or is actively pursuing the designation of a replacement director in the event such designee becomes unable or unwilling to, or for another reason ceases to, serve as a member of such board and M&B is entitled to designate such replacement director pursuant to the Purchase Agreement).

Enterprise’s obligations to file such registration statements and to effect such underwritten offerings are subject to customary conditions. In addition, Enterprise and the holders have agreed to customary indemnification in connection with the registration of the common units.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is attached as Exhibit 4.1 to this Current Report on Form 8-K and incorporated into this Item 1.01 by reference.

Item 2.01 Completion of Acquisition or Disposition of Assets.

On October 1, 2014, the Partnership acquired 15,899,802 common units and 38,899,802 subordinated units of Oiltanking, and the Oiltanking GP Equity. The information relating to the Purchase Agreement set forth under the heading “GP Purchase Agreement” under Item 1.01 is incorporated by reference into this Item 2.01. The Purchase Agreement is also filed as Exhibit 2.1 hereto and incorporated herein by reference.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of the Registrant.

On September 30, 2014, EPO entered into the 364-Day Credit Agreement. The descriptions of the 364-Day Credit Agreement and the Guaranty Agreement in Item 1.01 is incorporated by reference into this Item 2.03, and are qualified in their entirety by reference to the full text of the 364-Day Credit Agreement and the Guaranty Agreement, which are filed as Exhibits 10.1 and 10.2 hereto, respectively, and also incorporated herein by reference.

Item 3.02 Unregistered Sales of Equity Securities.

On October 1, 2014, the Partnership issued the Unit Consideration (54,807,352 common units) as consideration for the Partnership’s acquisition of the Oiltanking common units, the Oiltanking subordinated units and the Oiltanking GP Equity described above. The information relating to the Purchase Agreement set forth under the heading “GP Purchase Agreement” under Item 1.01 is incorporated by reference into this Item 3.02.

On October 1, 2014, the Partnership issued the Liquidity Option to M&B and OTA in connection with the Purchase Agreement described above. The information relating to the Liquidity Option and the Liquidity Option Agreement set forth under the heading “GP Purchase Agreement” under Item 1.01 is incorporated by reference into this Item 3.02

The issuance and sale of the Unit Consideration is, and the issuance and sale of the Enterprise common units, if any at Enterprise’s election, upon the exercise of the Liquidity Option will be, exempt from registration under Section 4(a)(2) of the Securities Act because the transaction does not involve a public offering.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

In accordance with the Purchase Agreement, on October 1, 2014, the sole member of the general partner of Enterprise elected F. Christian Flach to the Enterprise Board. Dr. Flach has been designated to serve on the Enterprise Board as the designee of M&B. See Item 1.01 for a description of the Purchase Agreement pursuant to which Dr. Flach was selected as a director.

Dr. Flach, age 46, is the chief executive officer of M&B, a position he has held since January 2011, and has been a member of its executive board since September 2008. Mr. Flach has served in various roles for M&B and its affiliates since May 1996, including General Manager of M&B and Mabanaft, the oil trading business within M&B, from May 1996 to August 1999, attorney for Oiltanking GmbH from August 1999 to March 2000, Vice President of Business Development at Oiltanking Houston, L.P. from March 2000 to January 2002, Director of Corporate Affairs at M&B from July 2003 to August 2004, Director of Human Resources at M&B from August 2004 to September 2006, and Managing Director of Mabanaft from October 2006 to December 2010. Dr. Flach was chairman of the board of the general partner of Oiltanking since March 2014.

See Item 1.01 for a description of transactions between Enterprise, M&B and its affiliates, which descriptions are incorporated by reference into this Item 5.02.

Item 8.01 Other Events.

On October 1, 2014, the Partnership issued a press release announcing the GP Purchase and the Proposed Merger (as defined below). A copy of the press release is attached as Exhibit 99.1 hereto and is incorporated herein by reference. The press release contains statements intended as “forward looking statements” that are subject to the cautionary statements about forward-looking statements set forth in the press release.

Enterprise has proposed to merge a wholly owned subsidiary of Enterprise with Oiltanking (the “Proposed Merger”). The Proposed Merger would occur in a unit-for-unit exchange, at a ratio of 1.23 Enterprise common units for each outstanding Oiltanking common unit (the “Merger Consideration”). The terms of the Proposed Merger will be subject to negotiation, review and approval by the board of directors of the general partner of Enterprise, and the conflicts committee of the board of directors of the general partner of Oiltanking. The Proposed Merger will also be subject to approval by Oiltanking unitholders in accordance with the Oiltanking partnership agreement. Enterprise cannot predict whether the terms of a potential combination will be agreed upon by the conflicts committee of the board of directors of the general partner of Oiltanking or the board of directors of the general partner of Enterprise.

Enterprise further announced that it will discuss the GP Purchase and the Proposed Merger during a conference call and live webcast with investors beginning at 9:00 a.m. (Central Time) on October 1, 2014. The webcast will be accessible at www.enterpriseproducts.com, and slides to be used in connection with the conference call and webcast are available for viewing, downloading and printing on the website and attached as Exhibit 99.2 hereto and incorporated by reference. The presentation slides contain statements intended as “forward-looking statements” that are subject to the cautionary statements about forward-looking statements set forth in the presentation slides.

Forward-Looking Statements

This current report on Form 8-K includes “forward-looking statements” as defined by the U.S. Securities and Exchange Commission (the “SEC”). All statements, other than statements of historical fact, included herein that address activities, events, developments or transactions that Enterprise expects, believes or anticipates will or may occur in the future, including anticipated benefits and other aspects of such activities, events, developments or transactions, are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including approval of the Proposed Merger by Oiltanking’s conflicts committee and unitholders, any approvals by regulatory agencies, the possibility that the anticipated benefits from such activities, events, developments or transactions cannot be fully realized, the possibility that costs or difficulties related thereto will be greater than expected, the impact of competition and other risk factors included in the reports filed with the SEC by Enterprise. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Except as required by law, Enterprise does not intend to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Important Notice to Investors

This current report on Form 8-K does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Enterprise has made for a business combination transaction with Oiltanking. In furtherance of this proposal and subject to future developments, Enterprise (and, if a negotiated transaction is agreed, Oiltanking) may file one or more registration statements, proxy statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, prospectus or other document Enterprise and/or Oiltanking may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF ENTERPRISE AND OILTANKING ARE URGED TO READ THE PROXY STATEMENT, REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement (if and when available) will be mailed to unitholders of Oiltanking. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Enterprise and/or Oiltanking through the web site maintained by the SEC at http://www.sec.gov.

Enterprise, Oiltanking and their respective general partners, and the directors and certain of the executive officers of the respective general partners, may be deemed to be participants in the solicitation of proxies from the unitholders of Oiltanking in connection with the Proposed Merger. Information about the directors and executive officers of the respective general partners of Enterprise and Oiltanking is set forth in each company’s Annual Report on Form 10-K for the year ended December 31, 2013, filed with the SEC on March 3, 2014 and February 25, 2014, respectively. These documents can be obtained free of charge from the sources listed above. Other information regarding the person who may be “participants” in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

2.1	Contribution and Purchase Agreement, dated as of October 1, 2014, by and among Enterprise Products Partners L.P., Oiltanking Holding Americas, Inc. and OTB Holdco, LLC*

4.1	Registration Rights Agreement by and between Enterprise Products Partners L.P. and Oiltanking Holding Americas, Inc. dated as of October 1, 2014

10.1	364-Day Revolving Credit Agreement, dated as of September 30, 2014, among Enterprise Products Operating LLC, the Lenders party thereto, Citibank, N.A., as Administrative Agent, certain financial institutions from time to time named therein, as Co-Documentation Agents and Citibank, N.A. as Sole Lead Arranger and Sole Book Runner

10.2	Guaranty Agreement, dated as of September 30, 2014, by Enterprise Products Partners L.P. in favor of Citibank, N.A., as Administrative Agent

10.3	Liquidity Option Agreement, dated as of October 1, 2014, between Enterprise Products Partners, L.P., Oiltanking Holding Americas, Inc., and Marquard & Bahls AG

99.1	Press Release dated October 1, 2014.

99.2	Webcast Slide Presentation dated October 1, 2014.

*	Exhibit includes schedules (or similar attachments) listed therein but omitted in accordance with Item 601(b)(2) of Regulation S-K. The registrant agrees to furnish supplementally a copy of any such omitted schedule to the Commission upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ENTERPRISE PRODUCTS PARTNERS L.P.

	By:	Enterprise Products Holdings LLC,
its General Partner

Date: October 1, 2014	By:	/s/ Michael J. Knesek
Michael J. Knesek
Senior Vice President, Controller and
Principal Accounting Officer of the General Partner

EXHIBIT INDEX

Exhibit No.	Description

2.1	Contribution and Purchase Agreement, dated as of October 1, 2014, by and among Enterprise Products Partners L.P., Oiltanking Holding Americas, Inc. and OTB Holdco, LLC*

4.1	Registration Rights Agreement by and between Enterprise Products Partners L.P. and Oiltanking Holding Americas, Inc. dated as of October 1, 2014

10.1	364-Day Revolving Credit Agreement, dated as of September 30, 2014, among Enterprise Products Operating LLC, the Lenders party thereto, Citibank, N.A., as Administrative Agent, certain financial institutions from time to time named therein, as Co-Documentation Agents and Citibank, N.A. as Sole Lead Arranger and Sole Book Runner

10.2	Guaranty Agreement, dated as of September 30, 2014, by Enterprise Products Partners L.P. in favor of Citibank, N.A., as Administrative Agent

10.3	Liquidity Option Agreement, dated as of October 1, 2014, between Enterprise Products Partners, L.P., Oiltanking Holding Americas, Inc., and Marquard & Bahls AG

99.1	Press Release dated October 1, 2014.

99.2	Webcast Slide Presentation dated October 1, 2014.

*	Exhibit includes schedules (or similar attachments) listed therein but omitted in accordance with Item 601(b)(2) of Regulation S-K. The registrant agrees to furnish supplementally a copy of any such omitted schedule to the Commission upon request.